UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 23, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on November 23, 2011, entitled "Statoil to make additional filings in connection with Brigham acquisition".

Statoil to make additional filings in connection with Brigham acquisition

Statoil (NYSE:STO/OSE:STL) and Brigham Exploration Company (NASDAQ:BEXP) have decided to make voluntary filings with the U.S. Committee on Foreign Investment in the United States (CFIUS) in connection with Statoil's previously announced acquisition of Brigham. The filing is voluntary and consistent with Statoil's policy to cooperate with all relevant governmental authorities in the United States, including CFIUS. Statoil will pay for shares consistent with the pending tender offer. Neither the filing nor completion of the CFIUS review is a condition to closing of Statoil's pending tender offer for shares of common stock of Brigham Exploration. The initial tender offer is currently scheduled to expire at midnight NYC time on November 30, 2011.

Forward-Looking Statements
The statements in this communication that relate to future results and events are forward-looking statements based on Statoil's current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that the parties are unable to successfully implement integration strategies; and other risks that are described in Statoil's 2010 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil's web site at www.statoil.com. Neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this communication, either to make them conform to actual results or changes in our expectations.

Additional information
This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Brigham Exploration Company or any other securities. Statoil ASA and Fargo Acquisition Inc. have filed a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the "SEC"). The offer to purchase shares of Brigham common stock (the "Offer") will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT, AS FILED AND AS IT MAY BE AMENDED FROM TIME TO TIME, AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS FILED AND AS IT MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE OFFER. The solicitation/recommendation statement on Schedule 14D-9 has been filed with the SEC by Brigham. Investors and stockholders may obtain a free copy of these statements (when available) and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov or by directing such requests to Innisfree M&A Incorporated at (877) 687-1875.

Further information:

Investor relations Norway:
Hilde Merete Nafstad, senior vice president, investor relations,
Tel: +47 957 83 911

Investor relations US:
Morten Sven Johannesen, vice president,  investor relations USA,
Tel: +1 2035702524

Press Norway:
Jannik Lindbæk Jr., vice president, media relations,
Tel: +47 97755622

Bård Glad Pedersen, press spokesperson, media relations,
mobile: +47 918 01 791

Press US:
Ola Morten Aanestad, vice president, North America communication, mobile: +1 713 498 0585

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: November 23, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer